March 7, 2016

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Global Real Estate Securities Fund - R3 Class	$10,000	1161.44
Global Real Estate Securities Fund - R4 Class	$10,000	1161.44
Global Real Estate Securities Fund - R5 Class	$10,000	1161.44

Each share of the Global Real Estate Securities Fund has a par value of $.01 and a price of $8.61 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

By	/s/ Adam U. Shaikh
Adam U. Shaikh
Counsel